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SEC
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MAR 01 2017
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SEC FILE NUMBER
8-53580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Strategic Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 Brickell Ave., Suite 1420
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Publio F Velasco 305-753-0130
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat, Schertzer, De La Torre, Taraboulos & Co. LLC
(Name *-if individual, state last, first, middle name)*

9300 S. Dadeland Boulevard (Address) Miami (City) FL (State) 33156 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Cesar Hernandez, swear (or affirm) that, to the best of my knowledge and belief the financial statement and supporting schedules pertaining to Global Strategic Investments, LLC as December 31, 2016, are true and correct. I further swear (or affirm) that neither the partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA M CABUS
Commission # GG 030413
Expires September 14, 2020
Bonded Thru Troy Fain Insurance 800-385-7019

Notary

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A
- [x] (l) An Oath or Affirmation
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section

GLOBAL STRATEGIC INVESTMENTS, LLC

CONTENTS:

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Global Strategic Investments, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Global Strategic Investments, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Global Strategic Investments, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Strategic Investments, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, FL
February 17, 2017

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

GLOBAL STRATEGIC INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

As Of December 31, 2016

ASSETS		
Cash in banks	$	30,211
Deposits with clearing brokers		600,185
Marketable securities, at fair value		285,555
Due from affiliates		146,892
Property and equipment, net of accumulated depreciation of $ 85,862		32,130
Security deposits		24,824
Prepaid expenses and other assets		141,237
Total Assets	$	1,261,034
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable	$	191,583
Note payable to FINRA		85,600
Short position in marketable securities, at fair value		34,570
Accrued expenses		349,066
Total Liabilities	$	660,819
Members' Equity	$	600,215
Total Liabilities and Members' Equity	$	1,261,034

The accompanying notes are an integral part of these financial statements.

Notes to Statement of Financial Condition
December 31, 2016

1. ORGANIZATION

Global Strategic Investments, LLC (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been a registered broker dealer since 2002. The majority of the Company's customers are primarily from Latin America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Cash
The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Securities Transactions
Revenues for executing customer securities transactions and proprietary securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Clearing Arrangements
The Company has clearing agreements with Apex Clearing Corporation and Cor Clearing (the "Clearing Brokers") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Brokers. Pursuant to the respective clearing agreements, the Company is required to maintain a deposit of $500,000 with the Apex Clearing and $100,000 with Cor Clearing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities owned, at Fair Value
Securities owned are valued at fair value. Unrealized appreciation and depreciation is reflected in income.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon estimated useful lives ranging from five to seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or term of the lease.

Repairs and maintenance are expensed as incurred. When furniture or equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2016 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Income Taxes
The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The United States Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. Generally, Federal, State and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2016.

3. PROPERTY AND EQUIPMENT

Furniture, equipment and leasehold improvements, net, consisted of the following at December 31, 2016:

Office Equipment	$ 62,582
Furniture and Fixtures	47,637
Leasehold Improvements	7,773
	117,992
Less: accumulated depreciation and amortization	(85,862)
	$ 32,130

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital equal to the greater of $100,000 or 6 2/3% of Aggregate Indebtedness, as defined, and requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. At December 31, 2016, the Company's Net Capital was $195,889 and the Required Net Capital was $100,000. At December 31, 2016, the Company's ratio of Aggregate Indebtedness to Net Capital was 3.20 to 1.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Brokers. Pursuant to respective clearing agreements, the Company is required to maintain a certain minimum capital with the Clearing Brokers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with the Clearing Brokers' requirements for obtaining collateral from customers. At December 31, 2016, the receivables from broker-dealers and the deposits with clearing organizations, included in the accompanying statement of financial condition, are due from these brokers. At December 31, 2016, the Company had a net $115,894 due to broker-dealers and clearing organizations, which is included in accounts payable in the statement of financial condition. Additionally, at December 31, 2016, the Company had $ 600,185 in deposits with clearing organizations.

6. FAIR VALUE MEASUREMENTS

Fair Value Measurements
The Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASU 820"), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Determination of Fair Value
The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Fair Value Measurements
For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate bonds with both a long position totaling $ 285,555 and a short position totaling $ 34,570 as shown in the accompanying statement of financial condition are valued at market prices. Valuation adjustments are not applied. Accordingly, these securities are generally categorized in level 1 of the fair value hierarchy.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company is obligated under non-cancelable operating leases for office facilities through 2021. Rent expense for the year ended December 31, 2016 was $132,208. Approximate future minimum payments under the non-cancelable operating leases as of December 31, 2016 are as follows:

Years ending December 31,	
2017	$ 149,901
2018	154,390
2019	159,019
2020	163,787
2021	85,591
	$ 712,688

Regulatory
The Company is currently involved in a regulatory matter with FINRA. Management believes that the Company has taken all the necessary steps to respond to this matter and believes the ultimate outcome will have no material adverse effect on the financial statements.

Litigation
The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

8. RELATED PARTY TRANSACTIONS

The Company has relationships with affiliated companies through common ownership. At December 31, 2016, the balance due from these and other affiliates was $146,892, and is included in the accompanying Statement of Financial Condition. In addition, at December 31, 2016, the Company has $193,866 in commissions payable to certain affiliates.

9. REGULATORY SETTLEMENT

During the year ended December 31, 2015 the Company entered into a settlement agreement with FINRA for $200,000. This settlement resulted from a disciplinary proceeding with respect to certain matters alleged by FINRA. The settlement is being paid in equal monthly payments of $5,400, including interest, and will continue until May 2018.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 17, 2017, the date these financial statements were available to be issued, and has determined that no additional disclosures are necessary.

GLOBAL STRATEGIC INVESTMENTS, LLC

Statement of Financial Condition

Year Ended December 31, 2016